SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

United American Healthcare Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

90934C105
(CUSIP Number)

Eric M. Fogel, Esq.
Lathrop & Gage LLP
100 N. Riverside Plaza
Suite 2100
Chicago, IL 60606
(312) 920-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons JOHN M. FIFE
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,132,304 *
	9	Sole dispositive power
	10	Shared dispositive power 4,132,304 *
11	Aggregate amount beneficially owned by each reporting person 4,132,304 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 34.97% **
14	Type of reporting person (see instructions) IN

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010, (iii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iv) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons FIFE TRADING, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 3,063,745 *
	9	Sole dispositive power
	10	Shared dispositive power 3,063,745 *
11	Aggregate amount beneficially owned by each reporting person 3,063,745 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.92% **
14	Type of reporting person (see instructions) CO

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.  Fife Trading, Inc. is a Manager of St. George Investments, LLC.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 3,063,745 *
	9	Sole dispositive power
	10	Shared dispositive power 3,063,745 *
11	Aggregate amount beneficially owned by each reporting person 3,063,745 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.92% **
14	Type of reporting person (see instructions) CO

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE PARTNERS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) PN

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) CO

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.  Chicago Venture Management, L.L.C. is the General Partner of Chicago Venture Partners, L.P.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CVM, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) CO

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.  CVM, Inc. is the Manager of Chicago Venture Management, L.L.C., which is the General Partner of Chicago Venture Partners, L.P.

**  Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 11 to the Initial 13D filed on or around June 29, 2011, Amendment No. 10 to the Initial 13D filed on or around May 26, 2011, Amendment No. 9 to the Initial 13D filed on or around November 16, 2010, Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

On August 30, 2011, reporting person St. George Investments, LLC, an Illinois limited liability company (“St. George”), and Pulse Systems Corporation, a California corporation (“Pulse Corp.”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for St. George to purchase all of the preferred units of Pulse Systems, LLC, a Delaware limited liability company (“Pulse Systems”), held by Pulse Corp.  Under the Securities Purchase Agreement, as amended by an Amendment to Securities Purchase Agreement dated September 1, 2011, between St. George and Pulse Corp. (the “Amended Securities Purchase Agreement”), St. George agreed to purchase from Pulse Corp. 1,720,000 preferred units of Pulse Systems (the “Preferred Units”) and a 16.10827 percentage interest in Pulse Sellers, LLC, a Utah limited liability company (“Pulse Sellers”), for an aggregate purchase price of $1,785,433.16.  These transactions occurred on September 6 and September 15, 2011.

St. George is controlled by John M. Fife, who is also the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.  The Issuer owns all of the common units of Pulse Systems.

The Preferred Units are subject to a Redemption Agreement dated June 18, 2010, between Pulse Corp. and Pulse Systems (the “Redemption Agreement”), which was attached as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.  Under the Redemption Agreement, Pulse Systems agreed to redeem all of the Preferred Units over a two-year period for an aggregate redemption price of $3,990,000, which consists of $1,750,000 that was paid on or around June 18, 2010, 22 monthly installments of $40,000 starting August 31, 2010, and a final payment of $1,360,000 due in June 2012.  If Pulse Systems fails to make any of these redemption payments, the redemption price for the Preferred Units will increase by $826,000 and a dividend rate of 14% per year will accrue on the aggregate amount of the unredeemed Preferred Units plus $826,000 commencing as of the date of default.  The obligations of Pulse Systems under the Redemption Agreement are subordinate to its obligations under a Loan and Security Agreement between Pulse Systems and Fifth Third Bank, which was attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.  In addition, Pulse Systems is dependent on funds from the Issuer to make these redemption payments.

Under the Amended Securities Purchase Agreement, Pulse Corp. also agreed to sell in the public market all of its 297,082 shares of Common Stock within six months after August 30, 2011, and St. George has agreed to pay Pulse Corp. the amount, if any, by which the aggregate gross proceeds from such sales is less than $59,750.74.  The source of the funds for such possible payment is the available cash of St. George.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

In connection with the transactions contemplated by the Amended Securities Purchase Agreement, Grayson Beck resigned from the Board of Directors of the Issuer effective as of September 6, 2011.

Also in connection with the transactions contemplated by the Amended Securities Purchase Agreement, St. George, Pulse Corp., Grayson Beck, and John Gill entered into a Separation and Standstill Agreement dated September 1, 2011, under which Pulse Corp., Grayson Beck, and John Gill agreed not to participate in any financial, voting, or other interest in the Issuer, Pulse Systems, or Pulse Sellers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:

Stock Purchase Agreement dated August 30, 2011, between St. George and Pulse Corp.

Amendment to Securities Purchase Agreement dated September 1, 2011, between St. George and Pulse Corp.

Separation and Standstill Agreement dated September 1, 2011, among St. George, Pulse Corp., John Gill, and Grayson Beck.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:

1.           Stock Purchase Agreement dated August 30, 2011, between St. George and Pulse Corp.

2.           Amendment to Securities Purchase Agreement dated September 1, 2011, between St. George and Pulse Corp.

3.           Separation and Standstill Agreement dated September 1, 2011, among St. George, Pulse Corp., John Gill, and Grayson Beck.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 19, 2011

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager
By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of September, 2011.

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager
By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
17347844v5